William J. Leatherberry Senior Vice President, General Counsel and Assistant Secretary

December 10, 2009

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510F
Attention:  H. Roger Schwall, Assistant Director
                    John Lucas, Staff Attorney

Re:	Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Schedule 14A Filed April 13, 2009, as revised May 4, 2009 File No. 0-27918

Ladies and Gentlemen:

Century Aluminum Company, a Delaware corporation (the “Company”) hereby submits the following responses to the comments in the letter from H. Roger Schwall, Esq. of the Staff (the “Comment Letter”) dated November 25, 2009 with respect to the above-referenced Form 10-K (referred to herein as the “10-K”) and Definitive Schedule 14A (referred to herein as the “2009 Proxy Statement”). Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.
We note your response to prior comment 2, as well as the related disclosure in your Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2009. It does not appear, however, that you have filed this agreement as any exhibit to any Exchange Act report. This agreement, which required the Government of Iceland to enact legislation to enter, does not appear to be made in the ordinary course of your business. Therefore, you should file the agreement as an exhibit and provide disclosure of the material terms, including as applicable, the provisions under which the Government of Iceland will assist you in obtaining the required permits.

The Company believes that the Investment Agreement with the Government of Iceland (the “Investment Agreement”) for Helguvik, Iceland, is a contract of the type that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries. Under Item 601(b)(10)(ii) of Regulation S-K, the Company does not believe that it is required to file the Investment Agreement as a material contract.

The Company would note that agreements similar to the Investment Agreement are not uncommon for new aluminum smelters in Iceland. The Company believes that at least the last three smelters constructed or under construction in Iceland by the Company and other companies have involved such agreements. Investment Agreements such as this one are but one of the many ordinary-course agreements entered into when a company builds a new plant in Iceland. While in no way diminishing the importance of the approval of the Investment Agreement and related legislative actions by the Government of Iceland, the Company would also note that with the country having a population of approximately only 300,000, the Government of Iceland has enhanced ability and flexibility to devote direct and individual interest to significant new development projects. In conclusion, the Company believes that agreements such as the Investment Agreement are ordinary course agreements for purposes of new smelter construction in Iceland.

Century Aluminum Company
2511 Garden Road
Bldg. A, Suite 200
Monterey, CA 93940

831-642-9300	Phone
831-642-9328	Fax

U.S. Securities and Exchange Commission
December 10, 2009

Compensation Discussion and Analysis, page 14

Compensation Program Details, page 19

3.
We note your response to prior comment 11. In that response, you indicate that “the nature of performance with respect to the strategic goals … is subject to the Committee’s subjective evaluation.” However, prior comment 11 asked that you discuss performance target or goals, not the evaluation of the performance itself. We therefore reiterate prior comment 11.

In that regard, we note your disclosure on page 17 of the proxy, which states, “Achievement of pre-set key operating goals became an important component of the annual incentive in 2008.” Furthermore, you also state on page 19 that “[e]ffective in 2008, the annual incentive plan was redesigned to: (a) emphasize operating results, [and] (b) add a level of objective measurability into the evaluation and determination of awards.” Revise to disclose the required qualitative and quantitative performance goals or provide your analysis for concluding that these performance targets are not material to an understanding of that plan.

Further, please explain your statement that “[t]he nature of performance with respect to the strategic goals … is subject to the committee’s subjective evaluation. The degree to which performance is measured and assessed with respect to operational and financial goals is subject to adjustment by the Committee based on market forces.” Please note that the ability of the compensation committee to adjust performance targets does not therefore render those performance targets immaterial. You should disclose the relevant targets and a discussion of any material revisions made to those targets and the reasons for the revisions.

The Company agrees that the ability of the Compensation Committee to adjust performance targets does not, by itself, render those performance targets immaterial. However, the type of discretion exercised by the Committee with respect to 2008 annual incentive compensation did not simply involve adjustment of performance targets. For 2008 annual incentive awards, pursuant to the discretion retained by the Committee and the extraordinary and unexpected economic and global aluminum market events and conditions of 2008, the Committee deemphasized the operating goals and considered these results on an unweighted and unallocated basis in conjunction with many other considerations. As the achievement of operating goals in 2008 was thus significantly deemphasized and discounted by the Compensation Committee, so that actual results with regard to those operating goals did not dictate any quantifiable amount of annual incentive compensation, the Company believes that disclosure of the targets related to these operating goals is not material to an understanding of the Committee’s compensation decisions for 2008 annual incentive compensation.

As disclosed on page 14 of the Company’s 2009 Proxy Statement, the events of 2008 presented the Company with extraordinary challenges that overtook the emphasis of objective measures in the compensation evaluation process. The Committee believed that, in light of the extraordinary developments in 2008 and 2009, quantifiable goals, while intended to be important factor in determining annual incentive compensation in 2008, were not, in the final analysis, an appropriate measure of management performance for 2008 compensation. In light of the Company’s economic circumstances, the Committee focused on the actions of management in the face of the extraordinary challenges, as disclosed on page 15 of the Company’s 2009 Proxy Statement. In deliberating pay decisions for the named executive officers, the Committee considered the challenging economic conditions in the U.S. and abroad, the decrease in demand for aluminum, the decline in the Company’s stock price, the reductions in the Company’s workforce in late 2008 and early 2009, management’s response to these challenges, actual performance versus goals, and the Company’s current financial position. It was only within the greater context of market forces and management’s response thereto, that operating and strategic results were considered. The Company therefore disclosed the operating and strategic goals on page 16 of the Company’s 2009 Proxy Statement, without disclosing a measurable target for the goals. The Company believes that this form of disclosure provides equal prominence to the various considerations of the Committee, without undue emphasis on one factor, under the extraordinary circumstances presented in 2008.

U.S. Securities and Exchange Commission
December 10, 2009

The Company notes that in future years the Committee may make annual incentive award decisions that are directly driven, in whole or in part, by achievement of pre-set or adjusted operating goals. The Company hereby confirms that in such a case it would consider any such material operating goals to be subject to disclosure under Item 402 of Regulation S-K (and possibly also subject to disclosure as non-equity incentive plan compensation rather than as bonus compensation).

For 2009 compensation, the Company expects (but cannot be certain at this time) that operating goals may define annual incentive compensation in a defined and material fashion. It should be stressed, however, that the Compensation Committee continues to retain discretion to modify or eliminate any incentive awards in the event that the Committee determines such actions are warranted. This discretion is especially important for 2009 compensation as Century’s management, like managements of numerous other companies throughout the world, faced the dual challenges of operating the Company’s business, while at the same time responding to issues and problems caused by severe contractions in the global economy. As a result, the Company expects that for purposes of determining 2009 compensation, the Committee will be presented with the task of (1) incentivizing and properly rewarding management for facing these dual challenges; and (2) controlling the Company’s expenditures and costs. This discretion is especially important for purposes of linking attainment of operating goals with specific compensation awards.

Although the sample disclosure below contemplates a direct linkage of operating measures to compensation, the Committee may ultimately disregard (in whole or in part) such direct linkage as it has done in the past. In such a case, the Committee’s subjective review of performance measures could not be directly linked to any particular dollar amount of annual compensation and the numerical disclosure of the performance measures would be less important to an understanding of the Committee’s compensation decisions. However, the Company commits, in those circumstances, to disclose the performance measures by category and the level of performance met. Subject to these considerations, a preliminary example of the type of disclosure the Company would expect to provide in its 2010 proxy statement if the Committee does not exercise its discretion is as follows (based on named executive officers in 2008):

Target annual incentive award opportunities for our named executive officers in 2009 were based on a percentage of salary: Mr. Kruger __%; Mr. Bless __%; Mr. Hale __%; Mr. Nielsen __%; and Mr. Casello __%. For 2009, annual incentive award payments were based, in part, on the achievement of certain operating results. The percentage of 2009 annual incentive awards determined by such results for each named executive officer are as follows: Mr. Kruger __%; Mr. Bless __%; Mr. Hale __%; Mr. Nielsen __%; and Mr. Casello __%.

The operating measures, together with target results and weight given to each operating measure were as follows:

Performance Measure	Target	Weight
Conversion Cost ($/lb)	$[__]	[__]%
Safety (TCIR based on average headcount)	[__]	[__]%
Restructuring Costs	$[__]	[__]%

In 2009, the Company achieved [_____] performance results for Conversion Cost, [_____] performance results for Safety and [______] performance results for Restructuring Costs. Accordingly, the named executive officers were awarded the following amounts under the annual incentive plan relating to achievement of operating results: Mr. Kruger $______; Mr. Bless $______; Mr. Hale $______; Mr. Nielsen $______; and Mr. Casello $______.

*****

Please note, as the Company did not believe disclosure of such goals was required in respect of 2008 annual incentive award decisions, it did not reach a conclusion as to the confidentiality of such information. While the Company has still not reached such a determination, it would note that disclosure of future operating goals, including those listed above (e.g., Conversion Costs), potentially involves confidential commercial information that could result in competitive harm if disclosed. The Company therefore reserves this issue for future analysis (and possible non-disclosure) pursuant to the terms of Instruction 4 to Item 402(b).

U.S. Securities and Exchange Commission
December 10, 2009

In connection with responding to the Staff’s comments, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 831-642-9300.

Sincerely,
/s/William J. Leatherberry
Senior Vice President and General Counsel